August 26, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	BMW Auto Leasing LLC and Financial Services Vehicle Trust (each, a “Registrant”) Registration Statement on Form S-3, File No. 333-166296

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard Time, on Monday, August 30, 2010, or as soon as thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

BMW AUTO LEASING LLC, as Registrant

By: /s/ Joachim Herr
Name: Joachim Herr
Title: Treasurer

FINANCIAL SERVICES VEHICLE TRUST, as Registrant

By: BMW Financial Services NA, LLC

By: /s/ Edward A. Robinson
Name: Edward A. Robinson
Title: President & Chief Executive Officer